Exhibit 99.1     Press Release





PRESS RELEASE
August 23, 2001                  For further information contact:
                                 David M. Bradley
                                 Chairman, President & Chief Executive Officer
                                 North Central Bancshares, Inc.
                                 825 Central Avenue
                                 Fort Dodge, Iowa 50501
                                 515-576-7531


                NORTH CENTRAL BANCSHARES, INC. DECLARES DIVIDEND

David M. Bradley, Chairman, President and Chief Executive Officer of North Central Bancshares, Inc. (the "Company") announced today that the Company declared a regular quarterly cash dividend of $0.15 per share on the Company's common stock for the fiscal quarter ended September 30, 2001. The dividend will be payable to all stockholders of record as of September 14, 2001 and will be paid on October 5, 2001.

On May 2, 2001, the Company commenced a new stock repurchase program for 100,000 shares, of which 38,100 shares remain to be repurchased. The Company has 1,822,680 shares of common stock currently outstanding.

North Central Bancshares, Inc. serves north central and southeastern Iowa at 8 full service locations in Fort Dodge, Nevada, Ames, Burlington, Mount Pleasant and Perry, Iowa through its wholly-owned subsidiary, First Federal Savings Bank of Iowa, headquartered in Fort Dodge, Iowa. The Bank's deposits are insured by the Federal Deposit Insurance Corporation. The Company's stock is traded on The Nasdaq National Market under the symbol "FFFD".